



EASTMAIN

NEWS RELEASE

MEGATEM JV FOLLOW-UP UNDERWAY ON PROSPECTIVE GOLD/BASE METAL TARGETS

Trading Symbol: ER – The Toronto Stock Exchange April 16, 2007

Eastmain Resources Inc. ("Eastmain") announced the start of its 2007 exploration program for its MEGATEM JV, a joint venture with **Xstrata Copper Canada ("Xstrata")**, located in the Normetal-Detour areas of Ontario and Québec.

The MEGATEM Project covers about 14,500 square kilometres of the Abitibi Greenstone Belt, west of the Québec border and north of Lake Abitibi. The Abitibi Greenstone Belt is world renown for its gold, copper, zinc and nickel deposits. In 2004, state-of-the-art airborne geophysical technology detected over 200 geophysical anomalies in the project area. To date, 46 of these airborne anomalies have been followed-up by ground or additional airborne geophysical surveys and of these, 35 targets have been drill tested.

The 2007 program will further define five targets located in St Laurent, Bradette, Tomlinson and Abbotsford townships. In St Laurent township, MEGATEM conductors suggest a 400-metre extension of the Patten River Nickel showing, where historically ASARCO reported intersections of **0.33% Cu and 0.37% Ni over 19.2 metres** in drill hole PA-5, and **0.16% Cu and 0.23% Ni over 26.5 metres** in drill hole PA-7. The St Laurent target also has platinum group element (PGE) potential however, no historical assays for PGE's have been located. The other four targets were identified using Xstrata's proprietary Geographic Expert System (GES), which systematically integrates various geological and geophysical datasets including airborne magnetics, MEGATEM conductors, bedrock geology and historical drill data. All five targets are buried under thick deposits of gravel, sand and clay and therefore rely heavily on geophysical detection. These targets have been validated against previous work and possibly reflect volcanogenic massive sulphide, copper-zinc or iron formation hosted gold mineralization.

Fugro Airborne Surveys of Ottawa, Ontario has been contracted to survey the five targets using a HeliGEOTEM II system, which combines the greater horizontal resolution and flexibility of helicopter mounted time-domain EM systems with the proven GEOTEM / MEGATEM technology. The HeliGEOTEM II survey work is underway and is designed to resolve the 2004 MEGATEM conductor anomalies so that drill targets can be located. A helicopter supported drilling program, totalling about 1000 metres, will follow once the new data has been evaluated.

Dr. Donald Robinson, P. Geo. is the qualified person supervising the project.

Eastmain is a Canadian gold exploration company holding 100% ownership of the Eau Claire and Eastmain gold deposits, located in James Bay, Québec. The Company has budgeted a minimum of $3.5 million for gold and base metal exploration in Québec and Ontario for 2007. Eastmain's Québec project portfolio includes twelve properties covering over 1200 km² in the Eastmain/Opinaca gold camp, where Goldcorp Inc. is advancing the Éléonore Project (Roberto gold deposit) towards production.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.



EASTMAIN

RECEIVED
2007 APR 26 A 10:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE

ÉLÉONORE SOUTH PROJECT IP SURVEY UNDERWAY

Trading Symbol: ER – The Toronto Stock Exchange March 28, 2007

Eastmain Resources Inc. (ER:TSX) announces the start of an induced polarization (IP) geophysical survey on the Éléonore South property, located 12 kilometres southeast of Goldcorp's Roberto deposit in the James Bay region of Québec. The project is a three-way joint venture with Les Mines Opinaca Ltée, a wholly owned subsidiary of Goldcorp Inc. (TSX: G, NYSE: GG) and Azimut Exploration Inc. (TSX Venture: AZM).

Induced polarization (IP) geophysical surveys totalling 187 line kilometres are being conducted by Abitibi Geophysics of Val-d'Or, Québec on the Éléonore South property. The IP program is designed to identify areas of possible mineralization hidden under glacially derived sand and gravel deposits. Three areas will be surveyed. A detailed 100-metre line-spaced IP survey will cover a one kilometre by one kilometre area over the recently discovered JT gold Target. This survey is intended to identify buried extensions to currently delineated gold mineralization and to define targets for a future drill program. The JT survey grid lies within the larger Main grid. On the Main grid, a regional 200-metre line-spaced IP survey will cover a 2.5 kilometre by 13 kilometre area, and on the South grid, a 200-metre line-spaced survey will cover a 1.1 kilometre by 2.4 kilometre area. The Main and South grid IP surveys are intended to identify possible sources of mineralization related to anomalous concentrations of gold found in soil samples. Subsequent work to follow-up IP anomalies would include mechanical trenching and diamond drilling.

A minimum $1.0 million budget has been allocated for exploration work on the Éléonore South property in 2007. This year's exploration budget includes IP geophysics, mechanical trenching, prospecting, geological mapping, and drilling.

This press release was prepared by geologist Dr. Donald J. Robinson, P. Geo, qualified person as defined by National Instrument 43-101.

Eastmain is a Canadian gold exploration company holding 100% ownership of the Eau Claire and Eastmain gold deposits, located in James Bay, Quebec. The Company has budgeted a minimum of $3.5 million for gold and base metal exploration in Quebec and Ontario for 2007. Eastmain's Quebec project portfolio includes twelve properties covering over 1000 km² in the Eastmain/Opinaca gold camp, where Goldcorp Inc. is advancing the Éléonore Project (Roberto gold deposit) towards production.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.